Mail Stop 4561

August 7, 2008

Nigel Nicholas, Chief Executive Officer
MobiVentures, Inc.
c/o CDC Services of Nevada, Inc.
502 East John Street
Carson City, NV 89706

      Re: MobiVentures, Inc.
             Amendment No. 2 to Registration Statement on Form S-1
             Filed July 28, 2008
             File No. 333-151216

Dear Mr. Nicholas:

      We have reviewed your revised registration statement and response letter, and have the following comments:

General

1.   We refer to prior comments 4, 6 and 9 from our letter of June 24, 2008, which requested certain information regarding the selling stockholder as well as affiliates of the selling stockholder (in prior comments 4, 6 and 9) and persons with whom the selling stockholder has a contractual relationship regarding the convertible debenture transaction (in prior comments 6 and 9). The responses to each of these comments provided in your letter of July 21, 2008, expressly relate only to the selling stockholder. Please confirm in your response letter, if accurate, that your responses apply equally to affiliates and/or persons with whom Trafalgar has a contractual relationship regarding the convertible debenture transaction, as requested in the applicable prior comment; or advise.

Selling Stockholder, page 36

2.   We re-issue prior comment 11 from our letter of June 24, 2008. In this regard, we note that footnote 2 to the selling stockholder table in your amended filing states that Mr. Garai makes all "investment decisions of Tragalgar." As previously requested, please revise this footnote to disclose specifically whether Mr. Garai and/or other natural persons exercise the sole or shared voting and/or dispositive powers with respect to the shares of your common stock to be offered for resale by Trafalgar.

<u>Additional Information Regarding the Trafalgar Transactions, page 38</u>

3. Please revise the table on the top of page 38 titled "Fees Paid (and To Be Paid) Pursuant to the Trafalgar Transaction" to include interest payments and liquidated damages paid and payable by the company in connection with the convertible note transactions, as requested in comment 2 from our letter of June 24, 2008; and revise the entries in the table titled "Net Proceeds to the Company" and any other relevant disclosure in your filing accordingly. We note that your filing contains narrative disclosure regarding liquidated damages provided for in the Registration Rights Agreement with Trafalgar, as well as quantitative disclosure of the interest payments owed to Trafalgar during the first year following the sale of the debentures; however, quantitative disclosure of liquidated damages and interest payments should also be included in the tables referenced above, so that these items are taken into account in the dollar amounts set forth as "Net Cash Proceeds to the Company" from the Trafalgar transaction. In this regard, please be advised that we will not object to disclosure of a reasonable estimate of potential liquidated damages payable by the company, so long as the possibility that damages may exceed the estimate provided (if this is the case) is made clear to investors.

4. Please refer to prior comment 8 from our letter of June 24, 2008. We note the disclosure in your filing that you "have the intention and a reasonable basis to believe that [you] will have the financial ability to make all payments on the overlying securities." Please disclose the reasonable basis for this statement, as well as the nature of any material assumptions you have made in reaching this conclusion. Describe how, whether through cash payments or otherwise, you intend to repay the principal amount of the convertible debt, and specifically refer to your current and expected financial condition in quantitative terms in providing this analysis. In this regard, please expand upon your disclosure on page 50 of the amended registration statement, which provides that repayment of the principal, interest and redemption premium owing on the convertible debentures over the next 12 months will be made from cash flow and/or additional financing.

***

       Please contact Katherine Wray at (202) 551-3483 with any questions. If you require further assistance you may contact Jay Ingram at (202) 551-3397. You may also contact me at (202) 551-3462 if you thereafter have any other questions.

Sincerely,

Mark P. Shuman
Branch Chief - Legal

cc: <u>Via Facsimile (305) 358-7095</u>
       Clayton E. Parker, Esq.
       John D. Owens III, Esq.
       Kirtkpatrick & Lockhart Preston Gates Ellis LLP